July 29, 2014

VIA EDGAR and Hand Delivery

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

RE:	New Senior Investment Group Inc. Form 10-12B Filed June 16, 2014 File No. 001-36499

Dear Ms. Barros:

On behalf of New Senior Investment Group Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 15, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 (File No. 001-36499) that was filed on June 16, 2014 (the “Registration Statement”). To facilitate your review, we have reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) that reflects the responses to the Staff’s comments contained herein. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein. To facilitate the Staff’s review, we have supplementally provided a marked copy of Amendment No. 1, including the Information Statement, against the June 16, 2014 filing. References to page numbers and section headings in the responses below refer to page numbers and section headings in the marked copy of Amendment No. 1.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 2

The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933, supplemental information requested by the Staff in response to comment 5. The supplemental information is not to be filed with or deemed a part of Amendment No. 1, and the Company has requested that the supplemental information be returned promptly to the undersigned following completion of the Staff’s review of the supplemental information. Rule 418(b) requires that supplemental information that is requested to be returned not be filed in electronic format.

Exhibit 99.1, Information Statement

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company, and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 3

Response

In response to the Staff’s request, the Company has included disclosure in Amendment No. 1 stating that it qualifies as an “emerging growth company” under the federal securities laws. The Company has further disclosed: (i) how and when a company may lose emerging growth company status; (ii) the various exemptions that are available to it; and (iii) that it has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). The disclosure is included on the cover of the Information Statement and on pages 10 and 88 thereof, and such disclosure is set forth below for ease of reference.

We qualify as an ‘‘emerging growth company’’ as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not ‘‘emerging growth companies’’ including, but not limited to, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved under Section 14A(a) and (b) of the Exchange Act, respectively. We will not take advantage of any of these exemptions.

Section 107 of the JOBS Act also provides that an ‘‘emerging growth company’’ can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an ‘‘emerging growth company’’ can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not ‘‘emerging growth companies’’. This election is irrevocable.

We will remain an ‘‘emerging growth company’’ until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (c) the date that we become a ‘‘large accelerated filer’’ as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

2.	You disclose that you have signed purchase and sale agreements or letters of intent granting you the exclusive right to negotiate a purchase and sale agreement with respect to 13 properties with an aggregate estimated value of over $300 million. Please tell us your consideration of any financial statement requirements for these probable acquisitions or any other probable acquisitions, if any.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 4

Response

The Company respectfully advises the Staff that it acquired six of the 13 properties that were subject to either purchase and sale agreements or letters of intent as of May 31, 2014. The remaining seven properties and one additional property that became subject to a letter of intent subsequent to May 31, 2014 are at various stages of due diligence. The Company has evaluated the need for financial statements for these completed and potential acquisitions as described below.

Completed Acquisitions

Since the initial filing of the Registration Statement, the Company completed the acquisition of a portfolio of six senior housing properties (one IL-only, one AL/MC, and four continuing care retirement communities), which collectively have 1,267 beds, in a single transaction on June 30, 2014. This acquisition represents an investment of $183.0 million and was financed with cash on hand. Prior to acquisition, the properties were owned and operated by an unrelated third party. Upon acquisition, the Company entered into a triple net master lease agreement with a single tenant who will operate the properties. Accordingly, these properties were integrated into the Company’s Triple Net Lease segment.

The Company considered whether any financial statements were required as a result of its acquisition of these properties. Because the properties will be operated under a triple net lease arrangement with a single tenant, the Company considered the guidance in Section 2340 of the Division of Corporation Finance Financial Reporting Manual (“FRM 2340”) to evaluate whether financial statements of the tenant would be required. The Company concluded that tenant financials are not required because these properties do not represent more than 20% of the Company’s assets. Since the properties will be operated under a triple net lease, the Company also considered whether financial statements for the portfolio are required under Rule 3-14 of Regulation S-X. The Company determined that no such financial statements are required because the portfolio was owner operated prior to the acquisition and, therefore, did not have a rental history.

Potential Acquisitions

As of June 30, 2014, the Company had signed either purchase and sale agreements or letters of intent granting it the exclusive right to negotiate purchase and sale agreements with respect to eight properties (AL or AL/MC) in five separate transactions, with an aggregate estimated value of approximately $131.9 million.

In considering whether financial statements would be required for these properties, the Company first considered whether the acquisitions of these properties are “probable”. According to FRM Section 2005.4, an assessment of probability requires consideration of all available facts, and whenever an acquisition is probable, the registrant’s financial statements alone would not provide investors with adequate financial information to make an investment decision. In evaluating whether these potential transactions are probable, the Company considered the following:

a)	The letters of intent, which relate to four properties in two transactions, are non-binding and, therefore, do not require either party to enter into a definitive agreement.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 5

b)	The purchase and sale agreements, which relate to four properties in three transactions, contain termination provisions that enable the Company to terminate the agreement for any or no reason prior to the expiration of the due diligence period. In addition, the purchase and sale agreements contain numerous, meaningful closing conditions, which have not been, and may never be, satisfied. These conditions include, but are not limited to, the satisfaction of certain occupancy thresholds at the properties on the closing date.

c)	To the extent a deposit was provided pursuant to the terms of the respective purchase and sale agreements, such deposits are considered immaterial to the Company. Therefore, the Company is not economically compelled to complete any of the proposed acquisitions.

Given the uncertainty surrounding these transactions, the Company believes that none of the potential acquisition is currently probable. Therefore, the inclusion of additional disclosures and financial statements for such properties and would not be meaningful to investors.

The purpose of the Company’s disclosure of potential acquisitions is to provide an indication of the Company’s growth potential but is not intended to imply any certainty with regard to the closing of any such acquisitions. Accordingly, the Company’s disclosure highlights such uncertainty on pages 2 and 98:

There can be no assurance that we will complete any particular investment including those that are under contract, which may be subject to material closing conditions such as the completion of due diligence, financing, negotiation of definitive agreements, and board approval in certain circumstances.

The Company will continue to evaluate when more specific disclosure about potential acquisitions, including financial statements, may be relevant for investors to make an investment decision.

While the Company believes that the potential acquisitions are not probable at this time, for the purpose of addressing the Staff’s comment, the Company assessed the potential need for the inclusion of separate pre-acquisition financial statements if such transactions were deemed probable. The Company respectfully informs the Staff that none of the potential acquisitions would be significant under Rule 3-05 of Regulation S-X (“Rule 3-05”). The Company believes that the significance analysis for these properties (AL or AL/MC) should be conducted under Rule 3-05 because management believes that none of these properties, if acquired, would be (i) subject to a triple net lease and (ii) considered “real estate operations” under FRM Section 2305.2 since revenues from these properties would not be generated solely through leasing and, like nursing homes, would be susceptible to variations in costs and revenues due to market and managerial factors. Under the significance tests set forth in Rule 1-02(w) of Regulation S-X, the potential acquisitions subject to purchase and sale agreements would be individually insignificant and, when aggregated with individually insignificant acquisitions completed in 2014, would yield approximately 20% significance for the highest of the three tests. Therefore, even if probable, the Company has determined that separate financial statements would not be required.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 6

3.	Please revise to provide disclosure on average effective annual rents and lease expiration. Refer to Items 15(e) and 15(f) of Form S-11 for guidance.

Response

In response to the Staff’s comment, the Company has expanded its disclosure to describe annual lease payments, straight-line rental revenue and the lease expiration dates for its triple net lease properties. These disclosures are on pages 60 and 107 and are set forth below for ease of reference.

Both master leases have a term of approximately 17 years, which expires on January 31, 2031, and provide for an aggregate first-year cash lease payment of approximately $65 million, with annual increases during the following three years of 4.5% and increases varying between 3.5% and 3.75% thereafter.

Pro forma straight-line revenue for the first year of approximately $89 million has been calculated based on total estimated master lease rental revenue of approximately $1.5 billion, amortized on a straight-line basis over the term of the respective lease.

The rental revenue derived from these two master leases represented all of our rental revenue for the eight days from December 23, 2013 to December 31, 2013 and for the three months ended March 31, 2014.

Cover Page

4.	Please tell us what you mean by “when-issued” trading market and “regular-way” trading.

Response

In response to the Staff’s comment, the Company has revised its disclosure to clarify the meaning of a “when-issued” trading market and “regular-way” trading on pages 50 and 51, which is set forth below for ease of reference.

Beginning shortly before the record date and continuing up to and through the distribution date, we expect that the New York Stock Exchange will establish three trading markets:

•	The “regular-way” market: In this market, shares of Newcastle common stock will trade with an entitlement to shares of our common stock distributed in the distribution. If you sell shares of Newcastle common stock in the ‘‘regular-way’’ market through the distribution date, you will also sell your right to receive our shares of common stock in the distribution.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 7

•	The “ex-distribution” market: In this market, shares of Newcastle common stock will trade without an entitlement to shares of our common stock distributed in the distribution. If you own shares of Newcastle common stock at the close of business on the record date and sell those shares in the ‘‘ex-distribution’’ market through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Newcastle common stock on the record date.

•	The “when-issued” market: In this market, shares of our common stock to be distributed in the distribution will be traded. You may trade your entitlement to shares of our common stock, without trading the shares of Newcastle common stock you own, in the “when-issued” market. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued.

On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction. You are urged to consult your tax advisor regarding the treatment of the distribution to you if you purchase or sell Newcastle common stock between the record date and the distribution date.

Industry Data, page i

5.	Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response

Concurrently with this filing, the Company is supplementally providing to the Staff, under separate cover, certain supporting materials that are clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in Amendment No. 1.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 8

Risk Factors, page 20

6.	We refer to the geographic location tables starting on pages 75 and 103. We note a geographic concentration in Florida and Texas, as applicable. Please revise your disclosure to provide related risk factors or advise.

Response

In response to the Staff’s comment, the Company has expanded its disclosure to include a risk factor on the geographic concentration of its assets in Florida and Texas. This disclosure is included on pages 8, 29 and 30 and is set forth below for ease of reference.

The geographic concentration of our assets in Florida and Texas may result in losses due to our significant exposure to the effects of economic and real estate conditions in those markets.

As of March 31, 2014, approximately 25.6% and 11.4% of the beds in our senior housing portfolios are located in Florida and Texas, respectively. As a result of this concentration, a material portion of our portfolios are significantly exposed to the effects of economic and real estate conditions in those particular markets, such as the supply of competing properties, home prices, income levels, the financial condition of our tenants, and general levels of employment and economic activity. To the extent that weak economic or real estate conditions affect Florida or Texas more severely than other areas of the country, our financial performance could be negatively impacted.

Results of Operations, page 65

7.	Please revise to address period to period changes in same store performance, and within same store address relative impact of occupancy and rent rate changes, or advise.

Response

The Company respectfully informs the Staff that disclosure addressing period to period changes in same store performance could only be provided for 12 of the 84 properties owned by the Company as of December 31, 2013. These properties represent an investment of $143 million, compared with investments during 2013 of $259.6 million to acquire 21 properties in the Managed Properties segment and $1.0 billion to acquire 51 properties in the Triple Net Lease segment. Accordingly, period to period changes in the Company’s results of operations were primarily driven by acquisition activity rather than the relative performance of its properties. Therefore, the Company believes that disclosure addressing period to period changes in same store performance is not currently useful to investors. However, beginning with the Company’s initial filing on Form 10-K, the Company intends to address period to period changes in same store performance and the relative impact of changes in occupancy and rent rates.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 9

Segment Overview, page 66

8.	We note your disclosure on page 2 and elsewhere that you have completed certain acquisitions. Please tell us whether you have considered providing segment NOI on a same store basis. We may have further comment.

Response

The Company acknowledges the Staff’s comment and respectfully informs the Staff that management has not considered same store net operating income (“NOI”) as a key performance indicator, and the information provided to and used by the Company’s chief operating decision maker to assess the performance of its segments has not included same store NOI by segment or any other same store information by segment. Accordingly, and pursuant to the requirements of FASB ASC Topic 280 – Segment Reporting, the Company has not disclosed segment NOI on a same store basis. In addition, as indicated in the Company’s response to comment 7 above, the Company does not believe that same store information is currently relevant to investors given that only 12 of the 84 properties owned as of December 31, 2013 were also owned as of December 31, 2012.

Triple Net Lease Properties, page 68

9.	Please tell us why you have not provided occupancy rates for your triple net lease properties.

Response

In response to the Staff’s comment, the Company has revised Amendment No. 1 to provide occupancy rates for its triple net lease properties for the three months ended March 31, 2014 and for the eight days from December 23, 2013 to December 31, 2013. This disclosure is included on pages 70 and 75, respectively, and is set forth below for ease of reference.

The average occupancy rate for the three months ended March 31, 2014 was 89.4%.

The average occupancy rate for the eight days from December 23, 2013 to December 31, 2013 was 89.1%.

10.	We note that you lease your triple net properties under two master leases. Please tell us why you have not included these master leases as exhibits to the registration statement under Item 601(b)(10) of Regulation S-K.

Response

The Company respectfully informs the Staff that one of the master leases and the related guaranty were included in the Registration Statement as Exhibit 10.16 and Exhibit 10.17, respectively. The Company has omitted the other master lease and related guaranty in reliance on Instruction 2 to Item 601(a) of Regulation S-K, since the master leases and the guaranties are substantially identical in all material respects.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 10

Transactions with Affiliates and Affiliated Entities, page 76

11.	Please tell us whether you intend to reimburse your manager for the salaries and benefits to be paid to your named executive officers. If so, please revise your disclosure accordingly. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response

The Company respectfully informs the Staff that it does not currently intend to reimburse the Manager for the expenses related to the salaries and benefits of its named executive officers. In future filings that require disclosure pursuant to Item 404 of Regulation S-K, the Company will disclose the amount of fees paid to the Manager and will break out the amounts paid pursuant to the management fee and the reimbursement provision. Given the Company’s compensation structure, the Company respectfully submits that it believes that disclosure of compensation for services rendered to the Company by its named executive officers is not required to be included in the Registration Statement or in any future filings.

The Company’s executive officers are employees of the Manager or its affiliates and are compensated by the Manager for services performed for the benefit of the Manager. These services include services performed on behalf of the Company and on behalf of various other entities managed by the Manager. Because the services performed by the named executive officers are not performed exclusively for the Company, the Manager cannot segregate and identify that portion of the compensation awarded to, earned by or paid to them by the Manager that relates solely to their services to the Company. Consequently, disclosure of the total compensation paid by the Manager to the executive officers of the Company would also necessarily include information regarding compensation paid in connection with the services rendered by the Manager to clients other than the Company.

Item 402 requires that the registrant disclose all compensation paid to the named executive officers of the registrant “for all services rendered, in all capacities, to the registrant . . . .” Item 402(a)(2). A significant portion of the services provided by the executive officers of the Company to the Manager is not rendered either to the Company or for the benefit of the Company. Accordingly, a significant portion of the compensation they receive from the Manager does not relate to the services provided to the Company and, therefore exceeds the scope of the requirements of Item 402. In addition, it would be misleading to investors to disclose all compensation paid by the Manager to the Company’s executive officers. As stated above, the Manager cannot readily segregate the portion of compensation that relates to our operations. Disclosure of the full amount paid by the Manager would serve to confuse investors who expect the summary compensation information to include only information regarding compensation related to the registrant.

In addition, providing individuals to act as executive officers of the Company is included in the terms of the management agreement between the Company and the Manager. The Company compensates the Manager and its affiliates for these services through payment of a base management fee, an incentive fee and the reimbursement of certain expenses incurred by the Manager, all of which will be disclosed in applicable filings. The SEC’s Division of Corporation Finance has noted in its Compliance & Disclosure Interpretations—Regulation S-K—230.11, that “…in the event that the subsidiary pays a management fee to the parent for use of the executives, disclosure of the structure of the management agreement and fees would have to be reported under Item 404…” and “…if the payments are part of a management contract, disclosure of the structure of the management agreement and fees would have to be reported under Item 404.” Based on the Company’s compensation structure, the Company believes that disclosure of the management fee, incentive fee and other amounts payable to the Manager and its affiliates is required under Item 404; however, other compensation information is not appropriate. The Company also notes that in its review of public filings made by other companies with similar management arrangements, the fees and other compensation paid to the manager are disclosed, but no other compensation information with respect to executive officers is included.

Credit Risk, page 91

12.	Where applicable, please revise your disclosure to describe how you monitor the credit quality of your triple net lease tenants.

Response

In response to the Staff’s comment, the Company has revised Amendment No. 1 to provide a description of how it monitors the credit quality of its triple net lease tenants. This disclosure is included on page 94 of the Information Statement and is set forth below for ease of reference.

We monitor the credit quality of our triple net lease tenants through the financial reports that our tenants are obligated to provide to us under the terms of our triple net leases, which include certain monthly facility-related financial information, quarterly financial statements certified by an officer of the tenant, annual financial statements audited by independent public accountants, and such other information about the tenant, manager and its or their operations at the properties as we may reasonably request from time to time. In addition, we monitor the credit quality of the guarantor under our triple net leases through similar financial reports that the guarantor is obligated to provide to us.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 11

Business, page 93

13.	Please revise to provide your leasing results for the prior period, including balancing disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals, or advise.

Response

The Company respectfully informs the Staff that it believes leasing results for the prior period are relevant for the Triple Net Lease segment, but not for the Managed Properties segment. With respect to the Triple Net Lease segment, the Company completed its first investment in triple net lease properties on December 23, 2013. Accordingly, the Company is not able to provide leasing results for the prior period and believes leasing activity for this segment has been adequately disclosed.

For the Company’s Managed Properties segment, leasing activity relates to short-term resident agreements at the various facilities, which are managed pursuant to management agreements with affiliates of Blue Harbor or Holiday. Accordingly, the Company has provided property level financial information and operating statistical information (such as occupancy rates and bed counts), which the Company believes adequately describes the operations for this segment and is consistent with the type of information customarily provided by its peers for similar properties.

Notes to Unaudited Pro Forma Consolidated Information, page 59

(A) Holiday Transactions, page 59

14.	Please disclose how you determined the pro forma amount of revenue for the first year used in your calculation of the pro forma adjustment to rental revenue.

Response

In response to the Staff’s comment, the Company has expanded its disclosure to explain how it determined the pro forma amount of revenue for the first year used in the Company’s calculation of the pro forma adjustment to rental revenue. This disclosure is included as a footnote to the table on page 60 and is set forth below in underlined text for ease of reference.

Pro forma straight-line revenue for the first year*	$ 89,287
Less: Amounts recognized in the historical statement of operations since the date of acquisition (12/23/2013 through 12/31/2013)	(1,918)
Pro forma adjustment to rental revenue	$ 87,369

* Pro forma straight-line revenue for the first year of approximately $89 million has been calculated based on total estimated master lease rental revenue of approximately $1.5 billion, amortized on a straight-line basis over the term of the respective lease.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 12

Also, in Note (A) to the Unaudited Pro Forma Consolidated Information, the Company has added clarifying language to differentiate rental payment on a cash basis that is received from the master tenants from straight-line rental revenue. This disclosure is included on page 60 and is set forth below in underlined text for ease of reference.

Concurrently with the closing of the Holiday acquisition, we leased these properties to certain affiliates of Holiday pursuant to two triple net master leases on nearly identical terms. Both master leases have a term of approximately 17 years and provide for an aggregate first-year cash lease payment of approximately $65 million, with annual increases during the following three years of 4.5% and increases varying between 3.5% and 3.75% thereafter

(C) Management fee and incentive compensation, page 61

15.	Please disclose how you calculated the pro forma gross equity amount used in your calculations.

Response

In response to the Staff’s comment, the Company has expanded its disclosure to explain how it calculated the pro forma gross equity amount used in its calculations. This disclosure is included as a footnote to the table on page 63 and is set forth below for ease of reference.

“Pro forma equity invested” is cash contributions from our Parent, which represents the purchase price of acquisitions, plus acquisition expenses and financing costs, minus the proceeds of financings such as mortgage debt, and minus liabilities assumed from our Parent, in each case as of period end.

Exhibit 99.2

16.	We note that you have included the financial statements of Holiday AL Holdings LP. Please revise to include the 2014 interim financial statements as well, or advise.

Response

The Company respectfully submits that it believes that the rules of the Commission do not require the inclusion of interim financial statements for a lessee or guarantor. The audited financial statements of Holiday AL Holdings LP were included as an exhibit to the Registration Statement in accordance with FRM 2340, which requires “audited financial statements of the lessee or guarantor” under certain circumstances. Since FRM 2340 requires audited financial statements, the Company believes that interim financial statements, which are not required to be audited, do not fall within the scope of FRM 2340, and the Company is not aware of any other rule that would require the inclusion of interim financial statements of a lessee or guarantor.

Sonia Gupta Barros Securities and Exchange Commission July 29, 2014 Page 13

* * *

Please contact the undersigned at (212) 735-4112 should you require further information or have any questions.

Very truly yours,
/s/ Richard B. Aftanas

cc:	Isaac Esquiel
Jessica Barberich
Folake Ayoola
Securities and Exchange Commission

Cameron D. MacDougall
New Senior Investment Group Inc.
1345 Avenue of the Americas
New York, New York 10105